Exhibit 3

This Form ATS-N amendment amends Part III, Items 2.b., 3.a., 5.c., 7.a., 10.a., 10.c., 15.b. and 20.a. and Exhibits 4 and 5. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part III, Item 2.b.

Participant categories

The participant categories for the Negotiation ATS are as follows:

* Members
* Customers.

There are two categories of customers:

* Trading desk and algo customers
* Automated routing customers.

Participation in the Negotiation ATS can be either direct or indirect. Direct participation means that a participant transmits an order directly to the Negotiation ATS. Indirect participation means that a participant transmits a parent order to LNI, and LNI subsequently transmits a child order to the Negotiation ATS; this child order is referred to as an LPC order. If an order from a participant can access the Negotiation and H2O ATSs, the order is transmitted through LNI as a parent order, and LNI manages interaction with the Liquidnet ATSs.

A Member can participate directly in the Negotiation ATS by transmitting a manual negotiation order. A Member also can transmit a parent order to LNI, and LNI can transmit an LPC order to the Negotiation ATS as a child order of the Members parent order.

A customer can transmit a parent order to LNI, and LNI can transmit an LPC order to the Negotiation ATS as a child order of the customers parent order.

Members

A Member is an entity that meets the Member admission and retention criteria set forth below. Members transmit indications from their order or execution management system (OMS) to LNI and manage those indications through Liquidnet 5, which is installed at one or more trader desktops at the Member firm. Indications can be transmitted through a periodic sweep, FIX transmission or other method agreed among LNI, the Member and the OMS vendor, as applicable. OMS is defined to mean software that a Member uses to manage its orders.

Trading desk and algo customers

A trading desk customer or an algo customer interacts with LNI through a method other than through Liquidnet 5. A trading desk customer transmits high-touch orders to the LNI trading desk. An algo customer transmits low-touch orders to LNI, but not through Liquidnet 5. Algo customers typically transmit orders to LNI through their OMS.

Automated routing customers

As an alternative means of accessing LNI and the Negotiation ATS, buy-side institutions that meet certain applicable Member admission criteria as set forth below can transmit orders (including conditional orders) to LNI and the Negotiation ATS via their own automated order router. These buy-side institutions can participate directly, through a service provider, or through a routing securities dealer (referred to as an automated routing dealer) as long as the securities dealer identifies the buy-side institution to LNI on an order-by-order basis (through FIX or an equivalent mechanism).

Participating in multiple participant categories

A buy-side firm can be both a Member and a customer. When transmitting orders through Liquidnet 5, a firm is acting as a Member; when transmitting orders through another method, a firm is acting as a customer.

Admission criteria for Members

* A Member must be a buy-side institutional investor (also referred to as an institutional investor or buy-side firm), a broker-dealer that is a transition manager, or a sell-side firm that is an outsourced dealing services provider that meets the requirements set forth below. Transition manager means a nationally recognized transition manager in the applicable country or region that acts as a fiduciary in its transition management business. Transition managers are only permitted access to Liquidnet 5 for their transition management order flow.
* Alternatively, an affiliated broker-dealer of a buy-side institutional investor can be a Member if: (A) the affiliated broker-dealer trades only on behalf of the buy-side institution; (B) the buy-side institution and the affiliated broker-dealer satisfy all of the applicable Member conditions

below in this section; (C) the affiliated broker-dealer trades only on an agency basis; and (D) the affiliated broker-dealer has no customers other than its affiliated buy-side institution.

* A Member of Liquidnet Europe must be an EEA (European Economic Area) regulated investment firm or other EEA regulated entity or an institution registered in Switzerland.

* A Member of Liquidnet Asia, Liquidnet Australia, Liquidnet Japan or Liquidnet Singapore must be a buy-side institutional investor, and (A) in the case of a Member of Liquidnet Asia, a qualified investor, as defined under Hong Kong law, and (B) in the case of a Member located in Singapore, a professional investor, accredited investor or institutional investor.

* An APAC, Canadian or US Member must have total equity assets, or total equity assets under management, of US $100 million or more, or the equivalent in another currency.

* An EMEA Member must have total equity assets, or total equity assets under management, of US $200 million or more, or the equivalent in another currency.

* A Member that provides indications to Liquidnet must have an order management system (OMS) with which Liquidnet can interface. An OMS is software that a firm uses to manage its order flow.

* A Member must enter into a subscriber agreement and other documentation required by Liquidnet.

* A Member must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

Liquidnets clearing broker must consent to the institution as a Liquidnet customer.

Admission criteria for algo and trading desk customers

* A Liquidnet algo or trading desk customer must be: (A) an institutional investor; (B) a broker-dealer that is a transition manager; or (C) a customer of Liquidnets Capital Markets group, consisting of issuers, individual and corporate control persons, private equity firms, and venture capital firms.

* A Liquidnet Europe algo or trading desk customer must be: (A) an institutional investor; or (B) a segregated transition manager within a securities dealer.

* A Liquidnet Canada algo or trading desk customer must be an institutional investor.

* A Liquidnet Australia algo or trading desk customer must be: (A) an institutional investor; or (B) a securities dealer that is a transition manager.

* A Liquidnet Asia or Liquidnet Singapore algo or trading desk customer must be (a) a qualified investor, as defined under Hong Kong law and, in the case of a trading desk customer located in Singapore, a professional investor, accredited investor or institutional investor, or (b) an outsourced trading desk for APAC equities that meets the requirements set forth below.

* An algo or trading desk customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.

Admission criteria for automated routing customers

* An automated routing customer must be: (A) an institutional investor that transmits orders through an internal order router; (B) an institutional investor that transmit orders through an order router operated by a third-party service provider; or (C) a securities dealer that transmits orders through an order router on behalf of one or more institutional investors. Automated routing customers under (A) and (B) are referred to as buy-side automated routing customers; securities dealers under (C) are referred to as automated routing brokers.
* In addition to the admission and retention criteria set forth in this section:
** Buy-side automated routing customers also must meet the criteria set forth in the 3rd through 6th and 8th bullets under Admission criteria for Members.
** Customers of an automated routing broker also must meet the criteria set forth in the 3rd through 6th bullets under Admission criteria for Members.
* For an automated routing customer relationship that involves a service provider or securities dealer (a provider), the provider must satisfy Liquidnet, and Liquidnet must determine, that the providers order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants. In making this determination, Liquidnet will take into consideration a variety of factors, including the providers automated routing logic and venue prioritization, use of conditional orders, use of committed orders, data usage and disclosure, risk controls and compliance oversight.
* In the case of a securities dealer transmitting an order on behalf of a buy-side firm, the securities dealer must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism).
* An automated routing customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.
* Liquidnet can terminate an automated routing customers participation based on an inadequate level of system usage.

Participants dually-registered as a broker-dealer and investment advisor

LNI treats a dually-registered firm as a buy-side institutional investor where the following conditions have been met: the firm is dually registered as an investment advisor and broker-dealer; the firm settles trades with Liquidnet as a broker-dealer; the firm trades only on behalf of its customers who have entered into investment management agreements with the firm; and the firm only trades for its customers on a discretionary basis.

Institutional investor as the division of a bank

An institutional investor can include a division of a bank where the division conducts an investment management business.

Third-party broker routing-back functionality

Where a Member or customer creates an algo order and LNI utilizes a third-party brokers routing technology, the third-party broker can route all or a portion of the order to the Liquidnet ATSs. In each case, LNI can identify the Member or customer associated with any such order through an order value provided by LNI to the third-party broker and communicated back to LNI by the third-party broker, but LNI does not disclose to the third-party broker the identity of the Member or customer.

Outsourced trading desk

A buy-side firm that meets all admission and retention criteria as a trading desk customer in its region can trade with Liquidnet through a broker-dealer acting as an outsourced trading desk, subject to the following conditions:

* The outsourced trading desk must meet all admission and retention criteria applicable to a trading desk customer in the relevant region
* The outsourced trading desk must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism)
* The buy-side firm must enter into an agreement with Liquidnet.

Liquidnet may settle trades either with the broker-dealer or directly with the buy-side firm. Liquidnet will apply Transparency Controls settings based on the settings of the buy-side firm. The buy-side firm and the outsourced trading desk are both considered trading desk customers (and not LPs) in connection with this arrangement. This workflow is subject to Liquidnets compliance with any regulatory filing requirements.

Outsourced dealing services provider (APAC and EMEA)

A buy-side firm that meets all Member admission criteria and does not have its own order dealing function can nominate an outsourced dealing services provider for buy-side firms in APAC or EMEA (referred to as a Provider) to transmit its indications and orders to Liquidnet and manage those indications and orders through Liquidnet 5. The buy-side firm may or may not be an affiliate of the Provider. The buy-side firm is referred to as a Member because it must meet all Member admission criteria, but the buy-side firm when acting in this capacity does not have access to Liquidnet 5. The Provider is referred to as a Member because it has access to Liquidnet 5.

The Provider is responsible for making all elections through Liquidnet Transparency Controls, which apply to all the buy-side firms that have nominated the Provider. All system configurations relating to trading apply at the Provider level.

In addition to the conditions above, the following conditions must be met:

* The Provider must agree that Liquidnet will clear and settle any trades directly with the buy-side firm and not with the Provider.
* The Provider does not act as a settlement counter-party on any trades, whether or not executed through Liquidnet.
* The Provider must confirm to Liquidnet that the Provider does not engage in proprietary trading.
* When interacting with Liquidnet, the provider acts in the capacity of reception and transmission of orders as set forth under MiFID II.
* The Provider only transmits orders to Liquidnet for the buy-side firms that meet the conditions described above, and Liquidnet has entered into a Subscriber Agreement with any buy-side firm included under this arrangement.
* The Provider shall not disclose information provided through Liquidnet 5 to any customer of the Provider other than a customer that has entered into a Subscriber Agreement with Liquidnet; and with respect to any match of indications and any resulting negotiation on behalf of a customer of the Provider (the applicable customer), the Provider will not use any information relating to the contras indication or negotiation activity for the benefit of any customer other than the applicable customer.
* The Provider must identify to Liquidnet the applicable buy-side firm for each indication and order on an indication-by-indication and order-by-order basis.

APAC means Liquidnets Asia-Pacific region; EMEA means Liquidnets Europe, Middle East and Africa region.

Qualifying Members for targeted invitations

Only Qualifying Members can receive targeted invitations.

Qualifying Members are determined on a quarterly basis based on a Members activity during the two prior calendar quarters. To qualify for any quarter, a Member must meet either of the following conditions:

* Average daily liquidity of USD $100M or more provided to Liquidnet during either of the two prior quarters
* Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

Active match timer

The active match timer functionality (see Item 11.c. of this Part III) is only available to Members with PAR above 75%.

Part III, Item 3.a.

LNI can exclude a participant from the ATS services as follows:

* LNI can exclude a participant if the participant ceases to meet any of the applicable admission criteria for the applicable participant category as set forth in the response to Item 2.b. of this Part III.
* LNI can exclude a participant based on an inadequate level of system usage. Inadequate level of system usage means that the participants trading activity does not generate sufficient revenue to cover the connectivity, market data and other costs involved in supporting the participant.
* LNI can suspend or terminate a participants participation in the Negotiation ATS in accordance with LNIs risk management processes, based on credit concerns, material disciplinary history, regulatory compliance, system and technical issues, non-compliance with the Liquidnet Trading Rules, and other factors that Liquidnet determines appropriate, subject to Liquidnet acting in a non-discriminatory manner.
* Liquidnet can determine that a participant is no longer eligible to participate as a Member but is eligible to participate as a customer based on the participant continuing to meet the customer admission and retention criteria but not the Member admission and retention criteria (for example, if a participants assets under management falls below the minimum assets under management requirement for Members).

Liquidity Watch

Liquidity Watch is a group within LNIs Compliance Department that monitors for participant non-compliance with the Liquidnet Trading Rules. Liquidity Watch maintains metrics for each participant on their system usage and monitors for patterns of conduct by participants that are adverse to other system users. Examples would be evidence detected by Liquidity Watch that a participant (i) is engaging in manipulative trading activity, or (ii) is disclosing Liquidnet trading information to a third-party broker. LNI can suspend or terminate a participants participation in the Negotiation ATS based on such activity. LNI sales and trading personnel have access to these metrics.

Automated market surveillance

LNI has implemented automated market surveillance to detect certain trading activities. The offending activities detected by automated market surveillance are as follows:

* A Member moves a match from outside to in the pool and then to outside shortly afterwards.
* A Member declines an invitation or exits a negotiation shortly after setting an indication to active.

In response to a detected offending activity, the system may, depending upon the facts of the particular situation, automatically block the offending Member from matching in the applicable symbol for the remainder of the day. The system notifies the Member and the affected contra when an automated block has been implemented. Automated blocking is an objective function of pre-determined system logic and is not dependent upon the Member involved.

An LNI Member Services Representative can remove a block instituted in accordance with this sub-section if the Sales coverage for the Member confirms that (i) there is a valid explanation for the Members actions (for example, an intervening change in the NBBO), or (ii) the Member has notified the Sales coverage that the Member is interested in trading the stock.

Conditional orders

LNI can disable a participant from sending conditional orders if LNI determines that the participants firm-up rate is too low; in making this determination, LNI takes into account whether the participants failure to firm-up is having an adverse trading cost impact on other participants.

Automated market surveillance for conditional orders by automated routing customers

When an automated routing customer that transmits conditional orders fails to firm-up for a configured number of times within a configured time period in a particular symbol, the automated routing customer is automatically blocked from matching or executing in that symbol with any contra-indications in the Negotiation ATS and/or from matching or executing in that symbol with any contra-side conditional orders in Liquidnet H2O for a configured time period.

In addition, if an automated routing customer hits a higher threshold of failing to firm-up for a configured number of times within a configured time period in one or more symbols within a trading day, an alert is generated to LNI personnel. Upon receipt of the alert, LNI personnel where LNI has blocked an automated routing customer from matching in a configurable number of symbols within a trading day pursuant to the

~~preceding paragraph, LNI will~~ can block all orders from that automated routing customer for the remainder of the trading day and cancel all orders received by LNI from that customer that are then outstanding.

LNI expects that automated routing customers firm-up on a significant percentage of negotiations against manual contras where the terms are agreed. The objective of the surveillance described in this sub-section is to identify and address a situation where, as a result of a technical or workflow issue, an automated routing customer is not firming-up on a significant percentage of these negotiations.

~~LNI can set and modify the configurations from time to time, but at any particular time the same configurations apply for all automated routing customers transmitting conditional orders.~~ LNI sets default configurations for automated routing customers and can modify them for a specific automated routing customer (for example, based on the overall firm-up rate of the customer). LNI can update the default configurations from time-to-time. Upon request, LNI will notify any ~~Member or~~ customer regarding ~~the~~its applicable configurations at that time.

Match breaks

An RM can break a match when specifically requested by a Member covered by the RM, or when the RM reasonably determines that the contra is not responsive on a match and it is unlikely that the contra will take action on the match, subject to the following conditions:

* The Relationship Manager (RM) is required to notify the contras RM when proposing a match break.
* The contras RM may elect to contact the contra, in which case the first RM should hold off on any further steps until hearing back from the contras RM; if the contra is not available, or the contra indicates that he or she will not take action on the match, the contras RM should notify the Members RM, at which point the Members RM is permitted to break the match.
* In all cases, the RM is required to input through an internal LNI sales tool the reason or reasons for the match break.
* As an alternative to an RM breaking a match, an RM can request that a Member Services representative break the match.

A match break prevents the two specific indications from matching for the remainder of the trading day. At the request of a Member, LNI can undo a match break.

Symbol blocks

At the request of a Member, LNI can block the Member from matching on a specific symbol with a specific contra based on a negative trading experience with the contra in that symbol. It is LNIs policy to comply with the Members request. LNI automatically removes any symbol block at the end of the fifth trading day after the date on which the symbol block was first instituted.

Part III, Item 5.c.

Members can create algo orders, Liquidnet-only orders, LN auto-ex orders, automated negotiation orders and manual targeted invitations through Liquidnet 5. Members enter these orders manually. Members transmit manual negotiation orders directly to the Negotiation ATS; the other order types are parent orders, and LNI can transmit an LPC order to the Negotiation ATS subsequent to receipt of the parent order.

Customers can create algo, Liquidnet-only and LN auto-ex orders through a desktop application that provides a subset of Liquidnet 5 functionality. Customers enter these orders manually. These order types are parent orders, and LNI can transmit an LPC order to the Negotiation ATS subsequent to LNIs receipt of the parent order.

Customers can transmit algo and Liquidnet-only orders to LNI. Customers can transmit algo orders from their OMS. They can transmit Liquidnet-only orders from their OMS or from a smart order router. These orders are all transmitted using FIX. These order types are parent orders, and LNI can transmit an LPC order to the Negotiation ATS subsequent to LNIs receipt of the parent order.

Customers can transmit parent orders to the high-touch trading desk using FIX, by instant message (such as Bloomberg chat) or by telephone. These order types are parent orders, and LNI can transmit an LNI resting order to the Negotiation ATS subsequent to receipt of the parent order.

Auto Order Creation

LNI can provide functionality for a Member where the Member can designate and configure criteria for LNI to automate the creation of a parent order from an indication received by LNI from the Member. The criteria designated by the Member are automatically applied to indications subsequently received from the Member.

The functionality can be configured to apply to select indications based on criteria mutually agreed upon by the Member and LNI. Likewise, attributes of the parent order created are mutually agreed upon by the Member and LNI.

LNI will initially offer this functionality on a pilot basis for validation purposes and may proceed to a wider rollout based on the validation. LNI may update the criteria and order attributes from time-to-time.

Part III, Item 7.a.

   A.   **List of order types**

The Negotiation ATS has two order types:

* Manual negotiation orders
* Liquidnet pool contra (LPC) orders.

We describe each of these order types in response to this Item 7.a.

B. **Manual negotiation orders**

Indications

Background

Members interact with the system by transmitting indications to LNI. Indications are non-binding, which means that a further affirmative action must be taken by the trader before an executed trade can occur.

OMS requirement

Every Member that provides indications to the system must have an OMS with which LNI can interface. An OMS is software that a Member uses to manage its order flow.

OMS integration adapter

When a trader logs on to the system, the Liquidnet integration adapter electronically transmits to the system orders from the Members OMS assigned to that trader. After the trader has logged on, the Liquidnet integration adapter periodically queries the Members OMS and updates the system with changes from the OMS relating to the traders orders.

OMS limit orders

Liquidnet may filter or make ineligible for trading indications of liquidity where the related OMS order has a limit instruction that is outside the market, as described below.

Additional information

The method of integration with a Member, including whether an OMS integration adapter is used, can vary based on the Members OMS and workflow.

Indication quantities

OMS order quantity and available quantity

OMS order quantity is the quantity specified in the Members OMS for a particular OMS order. Available quantity is the quantity specified in the Members OMS for a particular OMS order, less the quantity previously executed or placed at other trading venues, as specified in the Members OMS.

OMS order quantity and available quantity are determined by the Members OMS. A trader cannot change these quantities in the system except by changing the quantities in his or her OMS.

Working quantity

Working quantity for an indication received by the system defaults to the available quantity for that indication, but a trader can manually change his or her working quantity in the system to less than (but not more than) the available quantity. A traders working quantity sets the maximum quantity he or she can execute in a negotiation or through a Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. A trader can change his or her working quantity for an indication at any time prior to a negotiation.

Indication matching functionality

Regarding indication matching functionality, see clause (ii) below in this section relating to manual negotiation orders.

Minimum match quantity and negotiated execution size

See the response to Item 8 of this Part III.

Tolerance

See the response to Item 11.c. of this Part III.

Active, passive and outside status

See the response to Item 11.c. of this Part III.

(i)   **Prioritization**

General priority rules

The system lists active contras in the negotiation room based on time priority (when the contra went active), except that the contra that represents the LPC (see below) is listed above other contras. By default, a traders initial proposal is sent to the contra that is listed first in the negotiation room, but a trader can override this default by selecting a different contra prior to sending an invitation. If a trader submits a proposal from the match pop-up screen, the trader does not have the ability to view or select among multiple contras.

These general priority rules are subject to the exceptions set forth below in this sub-section.

Exceptions where sender cannot execute against a contra

The following exceptions apply where a trader has Liquidnet 5.9 or higher and the trader submits a negotiation proposal from a match pop-up:

* If the system determines that the quantity of the senders proposal is below the minimum quantity of an LPC contra, the system can transmit the senders proposal to a lower priority contra instead of the LPC.
* If the system determines that the sender has a limit price that is more restrictive than the mid-price and a higher priority contra has a mid-peg instruction, the system can transmit the senders proposal to a lower priority contra who does not have a mid-peg instruction.

Previous mid-peg invitation missed or declined by a trader

If a mid-peg invitation sent by a trader (Trader 1) is above the tolerance of a contra (Trader 2) and missed or declined by Trader 2 (or expires), (i) Trader 1 will be the only contra displayed to Trader 2 as active for a period of 30 seconds (and, thus, the only contra to whom Trader 2 can send an invitation during that period), and (ii) a trader at another Member firm will not see Trader 2 as active during this 30-second period (and, thus, cannot submit a proposal to Trader 2 during this 30-second period). The 30-second period is reduced to 10 seconds when Trader 2 declined the invitation from Trader 1 and specified the reason as Explicit Price Only.

(ii) Conditions

Contras

Members transmit indications to LNIs indication matching engine. When a trader has an indication that is transmitted to the indication matching engine of the Negotiation ATS, and there is at least one other trader with a matching indication on the opposite side (a contra-party or contra), the system notifies the first trader and any contra. A matching indication (or match) is one that is in the same equity and instrument type, where both the trader and the contra are within each others minimum tolerance quantities as described below, and where each matching indication is eligible for matching based on the pricing conditions described below. Members cannot be matched with opposite side orders having the same Member ID.

Setting indications of liquidity to outside

A trader may set an indication to outside, which makes the indication ineligible for the indication matching engine of the Negotiation ATS. Indications that are eligible for the indication matching engine are considered in the pool.

Upon request, LNI can configure a Members indications to be automatically set to outside if the Member does not take an action on a match of the indication within a specified period of time after commencement of the match, as directed by the Member. LNI implements this configuration with an exception where the Member previously executed with one or more of the contras on the indication.

Price alerts

When a trader sets an indication to outside, the trader can set a price alert. The alert notifies the trader when the price set for the indication is back in the market.

Matches

The system determines matches based on the security IDs provided by each Member. The system only matches buy and sell indications for a security if they are of the same instrument type.

Matching indications with OMS limits - during market hours

During regular trading hours, indications with OMS limits are eligible for matching where the limit on a buy indication is at or above the applicable reference price and the limit on a sell indication is at or below the applicable reference price. The default reference price for regular trading hours is the bid (in the case of a buy indication) and the offer (in the case of a sell indication), but a Member can request that Liquidnet set the mid-price as the reference price.

Matching indications with OMS limits - pre-open and market open

Liquidnet allows matching of indications pre-open or at market open based on the following reference prices in the applicable stock:

* If there is a valid best bid and best offer in the market:
** The best bid (in the case of a buy indication) and the best offer (in the case of a sell indication)
* If a valid best bid and best offer is not available, last sale price
* If a valid best bid and best offer and last sale price are not available, most recent closing price.

Matching indications with OMS limits - after the close

Liquidnet only allows matching of indications after the close if the closing price is within each sides OMS limit.

Match pop-ups

In addition to a standard match notification, the system provides a larger alert to the trader on each side upon commencement of a match (also referred to as a match pop-up). A trader can close a match pop-up at any time. A trader also can request that LNI disable all match pop-ups for the trader from displaying upon the commencement of a match. Through an internal sales tool, an RM can request the refresh of a match pop-up, which has the following effect: (i) if the trader has previously closed the pop-up for that match, the system will send another match pop-up to the trader; and (ii) if the trader has not previously closed the pop-up and the pop-up is no longer visible to the trader because it is hidden behind another screen on the traders desktop, the system will attempt to make the pop-up visible to the trader.

Match break notification

The system notifies both sides if a match breaks. If a trader has Liquidnet 5.9 or higher and is active on an indication, the system further reports to the trader if a match break results from the contra changing the contras indication to outside status.

(iii)   Order types designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv)   Pegged orders

There are three types of negotiation proposals: priced; mid-peg; and closing price. A priced proposal has an associated price displayed to the contra and can only be executed at the indicated price. A mid-peg proposal does not have an associated price. A mid-peg proposal, if accepted, is executed at the mid-price at the time of execution. A closing price proposal, if accepted, is executed at the closing price for the stock. The closing price for a stock is determined by reference to the applicable market data feed sourced by Liquidnet, as described in this Form ATS-N. A closing price proposal cannot be executed if the execution price is more than 1.5% away from the mid-price as of the time of execution.

Prior to the open of trading, only priced proposals can be submitted during a negotiation. During the regular trading session in the primary market, only priced and mid-peg proposals can be submitted during a negotiation. After the close of the regular trading session, only closing price proposals can be submitted during a negotiation.

(v)   Routing

The Negotiation ATS does not route manual negotiation orders to other venues. These orders cannot interact with the H2O ATS.

(vi)   Time-in-force

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

(vii)   Modifications

A trader cannot modify a negotiation proposal.

After a trader submits a proposal, he or she can cancel that proposal by either:

* Clicking cancel, to cancel the proposal; or
* Clicking end, to terminate the negotiation (in this situation, LNI encourages the trader to send a chat notice to the contra).

If a trader cancels a proposal, he or she can resubmit another proposal.

(viii) Availability of order types across all forms of connectivity

Manual negotiation orders are only available through Liquidnet 5.

C. LPC orders

Matching of LPC and manual negotiation orders

Members transmit indications to the indication matching engine, which is part of the Negotiation ATS. Traders at Member firm can manually negotiate on matching indications through Liquidnet 5. This is referred to as manual negotiation. A trader using Liquidnet 5 can negotiate against another manually negotiating trader or against the LPC, which stands for Liquidnet pool contra.

LNI can transmit all or a portion of a participants parent order as an indication eligible for matching through the Liquidnet indication matching engine. The following are the types of parent orders:

* Liquidnet algo order
* Liquidnet-only order
* LN auto-ex order
* Automated negotiation order
* Manual targeted invitation.

When a match occurs, the indication associated with the participants parent order is represented as an active indication (the LPC indication) to the contra trader with an indication (sometime referred to as the manual contra).

In this scenario, the system can negotiate on behalf of one or more participants that transmitted parent orders. The feature of the negotiation functionality that performs this negotiation is referred to as the Liquidnet pool contra or LPC. The functionality is referred to as auto-negotiation.

When the terms of a negotiation are agreed between a manual contra and the LPC, LNI transmits a firm order to the Negotiation ATS as a child order of the participants parent order. This is the LPC order. The word pool refers to the fact that the system can aggregate parent orders from multiple participants when negotiating with a manual contra.

Consistent with LNIs negotiation functionality, a manual contra can only negotiate with one contra on a match; the contra to the manual contra could be another manual negotiator or the LPC, negotiating on behalf of one or more participant parent orders.

The LPC only can negotiate with one manual contra at any time with respect to any match.

During the period that the LPC is involved in an auto-negotiation, child orders of the related parent order cannot execute in the H2O ATS.

The LPC will only execute in accordance with the price constraint instructions of the participants parent order.

Negotiations involving LPC orders

See the response to Item 11.c. of this Part III.

(i) Prioritization

Where the LPC represents multiple contras, LNI executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. In addition, a same-side order may be unable to participate in an execution based on its minimum size being too large.

Regarding the prioritization between manual negotiation and LPC orders, see the discussion of Prioritization in the section above on manual negotiation orders.

(ii) Conditions

An LPC indication can only match with a contra-side indication if the associated parent order for the LPC indication has a price constraint that is at or above the mid-price, in the case of a buy order, or at or below the mid-price, in the case of a sell order. The LPC can only transmit a proposal or accept a counter-proposal at the mid-price or better from the perspective of the LPC.

See sub-section D below for a description of the firm contra configuration and the associated order conditions.

(iii) Order types designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv) Pegged orders

The LPC can only transmit a proposal or accept a counter-proposal at the mid-price or better from the perspective of the LPC.

(v) Routing

While the Negotiation ATS does not route orders, LNI, which routes LPC orders to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LPC order to the Negotiation ATS-N and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

Manual negotiation orders only interact with the Negotiation ATS and do not interact with the H2O ATS.

(vi) Time-in-force

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

(vii)   Modifications

The LPC cannot modify a negotiation proposal. The LPC can cancel a proposal and resubmit another proposal.

(viii)   Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

D.   Firm contra configuration for LPC orders

(i)   Prioritization

An order that has the firm contra configuration is included in the LPC (described above) and has the same priority as other LPC orders, except as otherwise set forth in this section.

(ii)   Conditions

Associated parent order

Subject to the conditions and exceptions set forth in this section, LNI instructs the Negotiation ATS to apply the firm contra configuration to child orders where the parent order is (i) a Liquidnet-only order from an automated routing customer, or (ii) a Liquidnet algo or LN auto-ex order or a manual targeted invitation.

An automated routing customer can request that the firm contra configuration not apply, in which case, for any parent Liquidnet-only order from the customer, LNI will transmit a child order to the Negotiation ATS without the firm contra configuration

Any order received by the Negotiation ATS with the firm contra configuration is displayed to a trader with a matching contra-indication as a firm contra, except as otherwise described in this section.

Firm and conditional orders

The Negotiation ATS cannot execute an order with the firm contra configuration until LNI confirms that the applicable shares have not previously been executed in the H2O ATS. In addition, the parent order to an order that has the firm contra configuration can be firm or conditional. If the parent order is conditional, prior to executing the child order, the system send a request to the participants system to commit the shares on the order, and the participants system responds by sending all or a portion of its remaining unexecuted shares to LNIs systems (known as a firm-up). This firm-up request is used to protect the customer against over-execution. Participant firm-up rates are periodically reviewed by LNIs Execution Quantitative Services (EQS) personnel, with appropriate follow-up to the customer to address any issues.

Minimum size

A participant can designate a minimum size for any order that has the firm contra configuration.

Display

See the response to Item 15 of this Part III for information on the display of orders with the firm contra configuration.

Indication status

Execution against an order with the firm contra configuration changes the traders status on the applicable indication to active.

(iii)   Orders type designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv)   Pegged orders

~~An order that has the firm contra configuration can only be executed at the mid-price or better. The execution price must be within any price constraint for the parent order set by the automated routing customer or the creator of the algo, LN auto-ex or manual targeted invitation order.~~ Currently, an order with the firm contra configuration is only displayed to a Member when the limit price specified for a firm contra buy

21

order is at or above the mid-price, or when the limit price specified for a firm contra sell order is at or below the mid-price (this is referred to as a firm contra mid order notification).

Effective on or after November 1, 2019, all traders who have upgraded to a version of the Liquidnet desktop application that supports firm contra away functionality will also be enabled to receive firm contra away order notifications for US equities. A firm contra away order notification displays a firm contra order when the limit price specified for the firm contra buy order is below the mid-price (but equal to or above the best bid), or when the limit price specified for the firm contra sell order is above the mid-price (but equal to or below the best ask). In such cases, a trader who receives a firm contra away order notification may elect to create a firm contra accept that can execute at a price anywhere within the spread. A trader who is enabled to receive firm contra away order notifications but receives a firm contra mid order notification may elect to create either (i) a mid-only firm contra accept with an execution price pegged to the mid-price or (ii) a firm contra accept that can execute at a price anywhere within the spread.

A member may elect to only receive firm contra mid order notifications. In such cases, the trader will only be permitted to create a firm contra accept at an execution price pegged to the mid-price.

(v)   Routing

While the Negotiation ATS does not route orders, LNI, which routes LPC orders (including LPC orders with the firm contra configuration) to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LPC order (including an LPC order with the firm contra configuration) to the Negotiation ATS-N and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

(vi)   Time-in-force

Any order that has the firm contra configuration is a day order. LNI cancels the order upon the participants cancel of the parent order.

(vii)   Modifications

Modification of a parent order can result in modification of the associated child LPC order that has the firm contra configuration.

(viii)   Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: (i) a Liquidnet-only order from an automated routing customer; or (ii) a Liquidnet algo or LN auto-ex order or a manual targeted invitation.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

Part III, Item 10.a.

The Negotiation ATS permits the execution of manual negotiation orders between 9:00 am and 4:55 pm ET. The Negotiation ATS permits the execution of LPC orders between 9:30 am and 4:00 pm. The Negotiation ATS does not conduct any specific opening process that is different from its standard trading process.

Trading halts

The Negotiation ATS does not display matching indications, permit negotiations or execute trades during a trading halt. When a trading halt ends, the Negotiation ATS can display matches and permits negotiations and executions.

~~During a trading halt, LNI pauses all orders that were created through the Liquidnet desktop trading application and cancels all orders that were not created through the Liquidnet desktop trading application. For orders created through the Liquidnet desktop trading application, by default, the system will auto-resume the Members order after the volatility trading halt ends, but a Member can elect to change the default to require a manual resume by a trader at the Member firm or to cancel the order upon the occurrence of the trading halt.~~Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the system will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

After a trading halt, the Negotiation ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The Negotiation ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Part III, Item 10.c.

Members can transmit indications starting at 6:00 am. The Negotiation ATS permits matching of indications and trading pre-open, commencing at 9:00 am ET. At that time, Members can commence negotiations. The Negotiation ATS permits the execution of LPC orders between 9:30 am and 4:00 pm. The Negotiation ATS does not conduct any specific opening process that is different from its standard trading process.

When there is a stoppage of trading in a security, the Negotiation ATS stops matching indications. When trading resumes in the security, the Negotiation ATS once again permits the matching and execution of orders in the security.

During a trading halt, LNI pauses all orders that were created through the Liquidnet desktop trading application and cancels all orders that were not created through the Liquidnet desktop trading application. For orders created through the Liquidnet desktop trading application, by default, the system will auto-resume the Members order after the trading halt ends, but a Member can elect to change the default or whether to require a manual resume by a trader at the Member firm or to cancel the order upon the occurrence of the trading halt. Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the system will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

Part III, Item 15.b.

Liquidnet 5

A trader using Liquidnet 5 can view the following:

* Matching contra-side indications
* LPC indications that match against the traders indications; these indications appear to the trader using Liquidnet 5 as matching contra-side indications
* Actions taken by the contra during a match or negotiation, including the contra going active on an indication, a negotiation proposal submitted by the contra, or a chat message from the contra during the negotiation
* Orders with the firm contra configuration.

If a trader using Liquidnet 5 creates an automated negotiation order, the trader can continue to view the negotiation actions of the contra.

Matching indications display the symbol and side. When a trader sees a match, the trader knows that each sides working quantity meets the other sides quantity tolerance (see the response to Item 8.a. of this Part III) and that the contras reference price for matching is within any OMS limit for the contra (see the response to Item 7.a. of this Part III). As noted above, LPC indications appear to the trader using Liquidnet 5 as matching contra-side indications. Match information is displayed for as long as the conditions for the match, as described in the response to Item 11.c. of this Part III, continue in effect.

A negotiation proposal displays the symbol, side and price. In addition, upon receipt of a negotiation proposal, the recipient is notified whether the quantity of the contras proposal meets the recipients tolerance. A negotiation proposal is displayed during the period that a negotiation is in effect.

The display of orders with the firm contra configuration is described below.

Display of contras

Matches with the following sources of liquidity are displayed to a Member in the same manner as matches with a buy-side contra Member:

* Liquidity from trading desk customers, including Liquidnet Capital Markets customers and transition managers
* Liquidity from automated routing customers, if the customer has elected not to implement the firm contra configuration.

Firm contra configuration

An order with the firm contra configuration is displayed to traders with matching contra indications. The rules for displaying orders with the firm contra configuration to matching counter-parties are the same as the rules for the display of matching indications to counter-parties, except as otherwise set forth in this response. While an order with the firm contra configuration can be viewed by a trader with a matching contra indication, the matching contra-indication is not displayed or communicated to the automated routing customer.

If there is an order with the firm contra configuration and no same-side active indication, and all LNI contras have Liquidnet 5.12 or higher, the order with the firm contra configuration is displayed to all contras as a firm contra order.

If there is an order with the firm contra configuration and no same-side active indication, and one or more of the contras has Liquidnet 5.11 or prior, the order with the firm contra configuration is displayed to any contra as an active matching indication (aggregated with any other same-side LPC orders).

If there is an order with the firm contra configuration and one or more active same-side indications, the contra will see the active same-side indications and also see the order with the firm contra configuration as an active indication (aggregated with any other same-side LPC orders).

An order with the firm contra configuration is displayed to a trader with a matching contra-indication (the manual trader) for as long as the conditions for matching, as described in the response to Item 11.c. of this Part III, remain in effect. The following information regarding the order with the firm contra configuration is displayed or otherwise known to the manual trader: symbol; side; ~~that~~whether or not the order with the firm contra configuration is executable at the mid-price; and that the quantity of the order with the firm contra configuration meets the manual traders tolerance.

Chat

Traders can send messages to each other during a negotiation via the chat feature. A chat message does not constitute a proposal, acceptance, cancellation or similar event. A trader cannot send a chat message along with or in response to a mid-peg proposal.

Part III, Item 20.a.

The Negotiation ATS does not display matching indications, permit negotiations or execute trades during a trading halt. When a trading halt ends, the Negotiation ATS can display matches and permits negotiations and executions.

~~During a trading halt, LNI pauses all orders that were created through the Liquidnet desktop trading application and cancels all orders that were not created through the Liquidnet desktop trading application. For orders created through the Liquidnet desktop trading application, by default, the system will auto-resume the Members order after the trading halt ends, but a Member can elect to change the default or whether to require a manual resume by a trader at the Member firm or to cancel the order upon the occurrence of the trading halt.~~Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the system will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

LNI blocks trading in a stock on the Liquidnet ATSs if the Liquidnet ATSs, in the aggregate, have executed 5% or more of market volume in the stock for three of the preceding five calendar months. Each month, prior to the commencement of trading on the 1st day of the month, LNI

Product Support personnel review a report of all stocks where the Liquidnet ATSs, in the aggregate, have traded 5% or more of market volume in the stock for three of the preceding five months and implement a block on trading those stocks for the current calendar month.

Exhibits 4 and 5

Form ATS-N
Liquidnet Negotiation ATS

Exhibits 4 and 5

Aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter. A blank cell in a table means that Liquidnet did not provide that statistic to one or more Subscribers as of the end of the calendar quarter.

General statistics

Statistic	Period	Value
Average execution size in shares	FY 2018~~Q1 2019~~	~~31~~35,000 shares
Average ~~Execution Size~~execution size in shares	H1 2019~~FY 2018~~	~~35~~32,000 shares
Average execution size in principal value	FY 2018	$1.6M
Total principal traded	FY 2018	$499B
Average ~~Daily Principal Traded~~daily principal traded	FY 2018	$1.99B

~~Percentage of symbols executed by the Negotiation ATS in a day where the Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol~~	~~Q1 2019~~	~~67%~~
~~Percentage of microcap stocks executed by the Negotiation ATS in a day where the Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol.~~	~~Q1 2019~~	~~83%~~
Average NBBO spread for Negotiation ATS executions – small and mid-cap stocks	Q1 2019	22.39 bps
Average spread savings for Negotiation ATS executions – small and mid-cap stocks	Q1 2019	11.20 bps

June 2019 execution statistics

Platform Name	ADV (single-counted)	Average Trade Size	% ADV Block (Shares)		% ADV Block (Notional)		% ADV Market Cap Distribution			% Midpoint (Shares)	% Inside NBBO (Shares)
			>10,000 Shares	2,000-9,999 Shares	>$200K	$100K-$200K	Small-Cap ($250M- $2B)	Mid-Cap ($2B-$10B)	Large-Cap (>$10B)		
Negotiation ATS	6,715,433	33,274	94.92%	5.02%	95.43%	2.97%	13.80%	56.98%	29.18%	99.52%	99.73%

July 2019 execution statistics

Platform Name			% ADV Block (Shares)	% ADV Block (Notional)	% ADV Market Cap Distribution	% Midpoint	

	ADV (single-counted)	Average Trade Size	>10,000 Shares	2,000-9,999 Shares	>$200K	$100K-$200K	Small-Cap ($250M- $2B)	Mid-Cap ($2B-$10B)	Large-Cap (>$10B)	(Shares)	% Inside NBBO (Shares)
Negotiation ATS	5,411,082	31,159	94.86%	5.08%	95.52%	2.98%	13.52%	48.35%	38.14%	99.40%	99.65%

August 2019 execution statistics

Platform Name	ADV (single-counted)	Average Trade Size	% ADV Block (Shares)		% ADV Block (Notional)		% ADV Market Cap Distribution			% Midpoint (Shares)	% Inside NBBO (Shares)
			>10,000 Shares	2,000-9,999 Shares	>$200K	$100K-$200K	Small-Cap ($250M- $2B)	Mid-Cap ($2B- $10B)	Large-Cap (>$10B)		
Negotiation ATS	5,535,939	32,016	95.48%	4.45%	95.14%	3.04%	12.81%	54.83%	32.36%	99.34%	99.74%

Negotiation ATS executions broken out by sector (H1 and Q1 2019)

Sector	Period	Percentage of symbols executed by the Negotiation ATS in a day where the Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol	For symbols executed each day, average percentage of the day's market block volume in that symbol	Average execution size
Energy	Q1 2019	59%	42%	43,000
~~REITs~~REITS	~~67%~~H1 2019	66%	49%	~~36~~37,000
Health Care	H1 2019	62%	45%	33,000
~~Consumer Discretionary~~	~~60%~~			
~~IT~~	~~58%~~			

Communication Services	52%			
Utilities	57%			
Consumer Staples	60%			
Materials	61%			
Financials	68%H1 2019	66%	46%	25,000
Industrials	70%			

Negotiation ATS executions broken out by market cap category (H1 and Q1 2019)

Market cap category	Period	Percentage of symbols executed by the Negotiation ATS in a day where the Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol	For symbols executed each day, average percentage of the day's market block volume in that symbol	Average execution size
Small Cap	H1 2019	82%	63%	
Small capCap	Q1 2019	83%	64%	28,000
Mid Cap	H1 2019	66%	48%	
Mid capCap	Q1 2019	66%	48%	30,000